Via Facsimile and U.S. Mail
Mail Stop 6010

April 24, 2008

Mr. Kriss Cloninger III
President, Chief Financial Officer,
Treasurer and Director
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
**   Form 10-K for the Fiscal Year Ended December 31, 2007**
**   Filed February 29, 2008**
**   File Number: 001-07434**

Dear Mr. Cloninger:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief